March 16, 2006

Mail Stop 4561

By U.S. Mail

Mr. Michael J. Smith
Chief Financial Officer and Chief Executive Officer
Cathay Merchant Group, Inc.
3604 Tower 1
Kerry Everybright City
218 Tian Mu Road West
Shanghai, P.R.China, 200070

Re:	Cathay Merchant Group, Inc.
      Form 10-K for the period ended July 31, 2005
      Form 10-Q for the quarter ended October 31, 2006
	File No.  001-16283

Dear Mr. Smith:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Item 6.  Management`s Discussion and Analysis or Plan of
Operations

Results of Operations - Fiscal Year Ended July 31, 2005 Compared to
Fiscal Year Ended July 31, 2004, page 20

1. Please tell us and revise your future filings to provide an expanded discussion of your financial condition and results of operations for each of the reported periods as required by Item 303(b) and (c) of Regulation S-B. We note that you simply repeat line item amounts from your income statement without providing a comprehensive discussion of the reasons behind the change in each of the reported periods. Provide reasons for changes in significant line items and address the key variables and other qualitative and quantitative factors necessary to understand and evaluate your business. Refer to the guidance provided by SEC Interpretive Release
No. 33-8350.

Application of Critical Accounting Policies

Revenue Recognition - page 22

2. Please tell us and revise your future filings to provide an expanded discussion of your critical accounting policies especially those relating to revenue recognition. Clearly describe each accounting policy, the judgments and uncertainties affecting the application of each policy, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Specifically address why your accounting estimates or assumptions bear the risk of change. Refer to the guidance provided by Financial Reporting (FR) Releases Nos. 60 and 72.

Item 7.  Financial Statements

General

3. Given that your principal offices are in China and almost all of your business operations are in Germany, please tell us how your independent accountants performed audit procedures necessary to opine on your audited financial statements. We note the independent accounting firm is based out of Seattle, Washington. Your discussion should include but not be limited to the following:

* How the independent accountants audited the existence and value of inventory and fixed assets held at the two German mills;

* The independent accountants` expertise in valuing assets held in Germany; and

* In the event the independent accountants relied on the work of other auditors, how they complied with the guidance contained in section 543 of PCAOB`s Statements of Auditing Standard No. 1.

Notes to Consolidated Financial Statements

Note 1.  Business Description and Summary of Significant
Accounting
Policies

Purchase Option Agreements, page 32

4. Please tell us how you determined the purchase option agreements to be acquired assets and how you determined their fair value, specifying the authoritative accounting literature upon which you are relying. Additionally, clarify how you would account for these agreements if they expire unexercised.
Note 2. Business Acquisition, page 36

5. Please tell us how you determined it appropriate to apply purchase method of accounting for your acquisition of AWP Aluminium Walzprodukte GmbH from Blake International, a wholly owned subsidiary of MFC Bancorp. Tell us the authoritative accounting literature you relied upon for your accounting and your consideration of paragraph
11 of SFAS No. 141 and paragraph 3 of SFAS No. 57. We note that
MFC
Bancorp owns 27.8% of your outstanding shares. Two other shareholders holding 27.8% each of your outstanding shares are on the board of directors of MFC Bancorp. Further your CEO and CFO, one of the three major shareholders holding 27.8% each of your outstanding shares, is also the President and CEO of MFC Bancorp. It appears to us that there is common control of Cathay Merchant Group and Blake International by MFC Bancorp.

6. Please provide us with a breakdown of current assets and liabilities acquired from AFM and AWP and tell us how the current presentation discloses the amounts allocated to each major asset and liability caption and complies with the disclosure requirement of paragraph 51 of SFAS 141.

Note 5.  Debt, page 39

7. Please tell us how you determined the annual interest rate of
4.2%
for the unsecured notes payable in the amounts of $3.6 million and $5.2 million maturing on June 30, 2008 was the prevailing market rate at the time of issuance. Please refer to the guidance in paragraphs
12-14 of APB No. 21.

Note 8. Related Party Transactions, page 41

8. Please tell us and revise future filings to provide all disclosures required under paragraph 2 of SFAS No. 57, specifically part (c) and (d). Provide us with your proposed disclosure, expanded to include, but not limited to, the following:

* The nature of the Due from Affiliate balance of $1,464,000;

* The nature of your sales relationship with MFC Bancorp, Ltd
(MFC).

9. In the last paragraph of this footnote you state that 91% of your total sales came from MFC. However, on page 8 under "Customers" you have extensive disclosures about end-user customers. Please clarify if MFC is a customer or a distributor of your products and how this impacts your revenue recognition. Specifically explain how and when you recognize revenues for sales made through MFC upon meeting each of the four revenue recognition criteria outlined in SAB 104.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3423 if you have any other questions.


Sincerely,



							Amit Pande
							Assistant Chief Accountant
Michael J. Smith, Chief Financial Officer and Chief Executive
Officer
Cathay Merchant Group, Inc.
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